June 5, 2008
VIA EDGAR CORRESPONDENCE
H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010
Re:	Foothills Resources, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed May 23, 2008 File No. 333-137925
Dear Mr. Schwall:
We are writing in response to your telephonic comments to Amendment No. 8 to the Registration Statement on Form S-1 of Foothills Resources, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008, File Number 333-137925 (the “Registration Statement”). We filed Amendment No. 9 to the Registration Statement (the “Amended Registration Statement”) with the Commission on June 4, 2008. To facilitate your review of our Amended Registration Statement, we have provided a marked version of the Amended Registration Statement that compares the current amendment to the previous amendment.
Please feel free to call me at (661) 716-1320 or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information.

Sincerely,
/s/ W. Kirk Bosché
W. Kirk Bosché
Chief Financial Officer

cc:	Ronald Winfrey, Securities and Exchange Commission Karl Hiller, Securities and Exchange Commission Carmen Moncada-Terry, Securities and Exchange Commission